August 29, 2019

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-0506

Re:	Massachusetts Mutual Life Insurance Company (“Depositor”) and its

Massachusetts Mutual Variable Life Separate Account I (“Registrant”)

Post-Effective Amendment No. 6 to Registration Statement on Form N-6

Prospectus Title: Strategic Group Variable Universal Life® II (“GVUL II”)

File Nos. 333-206438, 811-08075

Dear Sir or Madam:

To assist your review of Post-Effective Amendment No. 6 to the Registration Statement on Form N-6 referenced above filed August 29, 2019, enclosed please find copies of the supplement, prospectus, and Statement of Additional Information (with the changes from the supplement incorporated), each marked to indicate the changes we are proposing in this Post-Effective Amendment No. 6.

Please note that the prospectus does not have the changes from our most recent supplemental filing (Post-Effective Amendment No. 5) incorporated; however, these changes relate solely to the Oppenheimer-Invesco merger and do not affect any areas being changed by this Post-Effective Amendment No. 6.

Please contact me if you have any questions regarding this filing or if there is anything that I can do to facilitate your review of this filing. I may be reached at (413) 744-6240 or gmurtagh@massmutual.com.

Sincerely,

/s/ Gary F. Murtagh

Gary F. Murtagh

Head of MMUS Product and Operations Law

for Massachusetts Mutual Life Insurance Company